UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Relypsa, Inc., a Delaware corporation (“Relypsa”), filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Parent” or “Galenica”), to purchase all of the issued and outstanding shares of Relypsa’s common stock, par value $0.001 per share (the “Company Shares”), at a purchase price of $32.00 per Company Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 4, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Schedule 14D-9 as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading entitled “Certain Litigation” on page 72 in its entirety as follows:

“On August 12, 2016, a purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Lu v. Relypsa, Inc., et al., Case No. 3:16-cv-04605-WHO. On August 15, 2016, a second purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morales v. Relypsa, Inc., et al., Case No. 3:16-cv-04684-JST. On August 16, 2016, a third purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Edelman v. Relypsa, Inc., et al., Case No. 3:16-cv-04702-HSG. On August 17, 2016, a fourth purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Zavolas v. Relypsa, Inc., et al., Case No. 3:16-cv-04735-EMC. On August 19, 2016, a fifth purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morgan v. Relypsa, Inc. et. al., Case No. 3:16-cv-04800. Each of the complaints name as defendants Relypsa and the members of the Relypsa Board. The Lu, Morales and Zavolas complaints purport to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the Edelman complaint purports to assert claims under Sections 14(e) and 20(a) of the Exchange Act. The Morgan complaint purports to assert claims under Sections 14(a) and 20(a) of the Exchange Act. Each of the complaints allege that the Schedule 14D-9 contains material omissions and misstatements, and seek to enjoin and/or rescind the Offer as well as certain other equitable relief, unspecified damages and attorneys’ fees and costs. On August 19, 2016, Plaintiff Lu filed a motion for a preliminary injunction, which seeks to enjoin the transactions contemplated by the Merger Agreement based on alleged disclosure deficiencies in the Schedule 14D-9. On August 24, 2016, Plaintiff Lu voluntarily withdrew the motion for a preliminary injunction. Relypsa believes these lawsuits are wholly without merit and intends to vigorously defend against them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Relypsa, Inc.

By:	/s/ Kristine M. Ball
Name: Kristine M. Ball Title: Senior Vice President and Chief Financial Officer

Dated: August 25, 2016

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